UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Fibria Celulose S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

31573A109
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31573A109	13G

1.	NAMES OF REPORTING PERSONS Andromeda Global Strategy Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a): ☐ (b): ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 26,058,865
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 26,058,865
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,058,865 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.704%
12.	TYPE OF REPORTING PERSON* OO

 * See Item 4.

CUSIP No. 31573A109	13G

1.	NAMES OF REPORTING PERSONS J. Safra Sarasin Asset Management (Bahamas) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a): ☐ (b): ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 26,058,865
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 26,058,865
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,058,865 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.704%
12.	TYPE OF REPORTING PERSON* IA

* See Item 4.

Item 1(a). Name of Issuer:

Fibria Celulose S.A.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Rua Fidêncio Ramos, n° 302, Torre B, 3° e 4° (parte) andares

São Paulo, SP, CEP 04551-010

Brazil

Item 2(a). Name of Person Filing:

Andromeda Global Strategy Fund Ltd.

J. Safra Sarasin Asset Management (Bahamas) Ltd.

Item 2(b). Address of Principal Business Office or, if None, Residence:

Andromeda Global Strategy Fund Ltd.

Saffrey Square Building, Suite 103-B, Bay Street & Bank Lane, CB-10988, Nassau, The Bahamas

J. Safra Sarasin Asset Management (Bahamas) Ltd.

Saffrey Square Building, Suite 103-B, Bay Street & Bank Lane, CB-10988, Nassau, The Bahamas

Item 2(c). Citizenship:

Andromeda Global Strategy Fund Ltd. – The Bahamas

J. Safra Sarasin Asset Management (Bahamas) Ltd. – The Bahamas

Item 2(d). Title of Class of Securities:

Common shares and American Depositary Receipts representing common shares of the Issuer

Item 2(e). CUSIP Number:

31573A109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(i)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

The information in items 1 and 5 through 11 on the cover pages on Schedule 13G is hereby incorporated by reference.

Andromeda Global Strategy Fund Ltd., a Bahamian professional fund, owns 26,058,865 common shares (including in the form of American Depositary Receipts) representing 4.704% of the total common shares of the Issuer. Andromeda Global Strategy Fund Ltd. has power to vote and dispose of all the 26,058,865 common shares it owns.

J. Safra Sarasin Asset Management (Bahamas) Ltd. is the Andromeda Global Strategy Fund Ltd.’s investment manager and in this capacity it is entitled to manage the investments of Andromeda Global Strategy Fund Ltd. as well as to exercise all the rights pertaining thereto, including share voting and disposal rights over all the 26,058,865 common shares owned by Andromeda Global Strategy Fund Ltd.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Andromeda Global Strategy Fund Ltd. has the right to receive all dividends from, and the proceeds from the sale of, the securities held in its respective accounts. The common shares identified in item 1 above were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer. J. Safra Sarasin Asset Management (Bahamas) Ltd., in its capacity as investment manager, has no right to receive dividends from, or the proceeds from the sale of, the securities held by Andromeda Global Strategy Fund Ltd.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

See Exhibit 8.I

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANDROMEDA GLOBAL STRATEGY FUND LTD.

/s/ Israel Borba
Israel Borba – Director

/s/ Richard Seidenberg
Richard Seidenberg – Director

January 5, 2016

J. SAFRA SARASIN ASSET MANAGEMENT (BAHAMAS) LTD.

/s/ Israel Borba
Israel Borba – Director

/s/ Richard Seidenberg
Richard Seidenberg – Director

January 5, 2016